THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

FINANCIAL STATEMENT

SEPTEMBER 30, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50082

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 AND ENDING 09/30/2025
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Oak Ridge Financial Services Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
701 Xenia Ave South, Suite 100
                                    (No. and Street)

Golden Valley	MN	55416
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Russell S. King	763-923-2277	RKing@oakridgefinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
FGMK, LLC
                        (Name – if individual, state last, first, and middle name)

333 W Wacker Drive, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

SEPTEMBER 30, 2025

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Russell S. King _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Oak Ridge Financial Services Group, Inc. _____, as of September 30 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DENI JO BALLANGER
NOTARY PUBLIC
MINNESOTA
My Commission Expires January 31, 2031

Signature: _____

Title: _____
Chairman & CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance of
The Oak Ridge Financial Services Group, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of The Oak Ridge Financial Services Group, Inc. (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2024.

Chicago, Illinois
December 1, 2025

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland | Denver
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2025

A S S E T S

ASSETS

Cash and cash equivalents	$	505,164
Deposit with clearing organizations		50,000
Receivables from clearing organization		744,984
Employee advances and notes receivable		118,992
Securities owned, at fair market value		163,980
Property and equipment, net		93,132
Right-of-use asset		450,971
Other assets		287,690
TOTAL ASSETS	$	2,414,913

L I A B I L I T I E S

LIABILITIES

Commissions payable and accrued salaries	$	448,139
Accounts payable and accrued expenses		329,035
Lease liability		595,991
TOTAL LIABILITIES		1,373,165

S T O C K H O L D E R ' S   E Q U I T Y

CAPITAL

Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 58,500 shares	585
Additional paid-in capital	10,330,030
TOTAL CAPITAL	10,330,615
ACCUMULATED DEFICIT	(9,288,867)
TOTAL STOCKHOLDER'S EQUITY	1,041,748
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $	2,414,913

The Accompanying Notes are an Integral Part of this Statement

(1)   <u>**Nature of business and significant accounting policies**</u>

Nature of business - The Oak Ridge Financial Services Group, Inc. (the Company or Oak Ridge), is a member of the Financial Industry Regulatory Authority and is registered with the Securities and Exchange Commission as a securities broker/dealer. The Company is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to United States generally accepted accounting principles ("U.S. GAAP").

The Company is a wholly owned subsidiary of Oak Ridge Acquisition Corporation. (ORAC). The operations of ORAC consist principally of holding its investment in Oak Ridge.

Use of estimates - The preparation of a financial statement in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents – The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Receivables from clearing organizations – The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Employee advances and notes receivable – Employee advances and notes receivable consist of interest bearing loans from the date of employment and advances against future commissions. The employee advances and notes receivable are stated at the principal amount. An employee advance or note receivable is considered delinquent if not paid on its maturity date. Employee receivables are repaid through payroll deductions or may be forgiven over time with varying terms through August 2028.

(1) <u>**Nature of business and significant accounting policies**</u> **(continued)**

The carrying amounts of employee advances and notes receivable are reduced by an allowance for credit loss that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee advances and notes receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management has reviewed its outstanding balances and believes that all the receivables and advances are collectible at September 30, 2025.

Current Expected Credit Losses (CECL) – The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 326-20, Financial Instruments Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. No allowance for credit losses was deemed necessary for outstanding notes receivable at September 30, 2025.

Securities owned – Securities consist of municipal bonds. The Company classifies its investments as trading securities. Firm trading securities are municipal bonds held principally as inventory for the purpose of resale in the near term.

Property and Equipment – Property and equipment are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of three to seven years for furniture and equipment and the lessor of the lease term or ten years for leasehold improvements.

Leases – The Company accounts for its leases in accordance with FASB ACS 842, *Leases*. The Company is a lessee in several non-cancellable operating leases for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease.

(1) <u>**Nature of business and significant accounting policies**</u> (continued)

Lease liabilities- A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets – A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases – The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. The leases do not contain any material residual value, guarantees or material restrictive covenants.

See Note 7, "Operating Leases" for additional information on the Company's leases.

Revenue recognition

The revenue streams in the discussion below include those that are within the scope of ASC 606. Inventory and investment gains and losses, net and interest income are deemed out of scope and are excluded. In all cases for all revenue streams discussed below, the revenue generated is from a single transaction price, and there is no need to allocate the amounts across more than a single revenue stream. The customer for all revenues derived from open-end and closed-end funds described in detail below has been determined to be the fund itself and not the ultimate underlying investor in the fund.

(1)   <u>**Nature of business and significant accounting policies**</u> (continued)

Significant judgments that affect the amounts and timing of revenue recognition:

Revenue from contracts with customers includes commission income and fees from underwriting fees, investment banking and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

In the current year, the Company reclassified certain revenue contract groupings within its financial statement footnotes to align with accounting standards and regulatory requirements. This reclassification did not affect the total revenue reported for the previous year.

Investment advisory fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a pre-determined percentage applied to the customer's assets under management at the previous quarter-end. Fees are received quarterly and are recognized as revenue over time as they relate specifically to the services provided in that period, which are distinct, from the services provided in other periods.

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Acting as an agent, the Company buys and sells securities on behalf of its customers. In return for such services, the broker dealer charges a commission.

Insurance commissions - The Company offers insurance policies on behalf of its customers with various insurance providers. When the customer purchases an insurance policy the Company receives a percentage of the premium as a commission. Commissions are recorded on the purchase date (the date the customer purchases the insurance policy). Subsequent to the initial offering the Company will receive trailing commissions each year the policy is renewed by the customer. The Company believes the performance obligation is satisfied when the policy is paid for by the customer.

Real Estate Investment Trust ("REIT") – The Company offers investments in Real Estate Investment Trusts on behalf of its customers. The Company receives a percentage of the total investment as a commission. Commissions are recorded when the customer invests in the REIT. The Company believes the performance obligation is satisfied when the investment is paid for by the customer.

(1) <u>**Nature of business and significant accounting policies**</u> **(continued)**

Unit Investment Trust ("UIT") – The Company offers investments in Unit Investment Trusts on behalf of its customers. The Company receives a percentage of the total investment as a commission. Commissions are recorded when the customer invests in the UIT. The Company believes the performance obligation is satisfied when the investment is paid for by the customer.

Variable annuity commissions – The Company purchases variable annuity policies on behalf of its customers. Each time a customer enters into an agreement to purchase a variable annuity policy the Company receives a commission. Commissions are based on a pre-determined percentage applied to the customer's annuity balance at quarter-end. Fees are received quarterly and are recognized as revenue at the point in time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Underwriting fees - The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Investment banking revenue - The Company enters into contracts with customers to provide general advisory services on corporate finance activities such as mergers, acquisitions and restructurings. The Company also may enter into contracts to provide advisory services that are not specific to corporate financing activities.

<u>Advisory services</u> – For contracts in which the Company is providing general advisory services only, the performance obligation in the contract is the advisory service. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as part of Accounts payable and accrued expenses.

<u>Due diligence/fairness opinion</u> – For contracts when the Company is providing due diligence services or providing a fairness opinion for its customers the revenue is generally recognized at the point in time that performance under the arrangement is completed. These services are separately identifiable as a service as they are frequently considered to be an optional service within the context of the contract and could be performed by a broker-dealer outside of the sale/restructuring transaction. The transaction price for these services are recognized as revenue when the deliverables are transferred to the customer.

(1) <u>**Nature of business and significant accounting policies**</u> (continued)

<u>Sale/restructuring or transaction fee</u> – These fees are for services that will ultimately result in a transaction. These fees are separately identifiable as a service and are based on a variable fee, a percentage listed in the contract for the total transaction price. The services are generally related to research and analysis, strategy and negotiation assistance, and communication of the transaction. Because of the variability of the transaction price the revenue is not recognized until the transaction closes.

Reimbursable Expenses. The Company has evaluated its responsibility associated with reimbursable expenses, associated with its revenue activities, and believes they are the principal in relation to the reimbursable expenses and therefore must present these expenses on a gross basis as revenue and expense.

Other income – Other income consists of ticket charges and other fees. Ticket charges are earned from executing and clearing client transactions. These charges are recognized at a point in time on a trade-date basis. The Company charges a fee for accounts transferred to another broker. These fees are recognized at a point in time on a trade-date basis. The Company has determined that it is the principal in the receipt of these ticket charges as in accordance with ASC 606-10-53-7A, when another party (RBC) is involved in providing goods or services to a customer, an entity that is a principal obtains control of a right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service on the customer's behalf. The Company directs RBC to perform the trades within the customer accounts and charge the ticket charge on those trades and therefore is acting as the principal in this arrangement.

Interest income – Interest is earned by the Company from various sources. Interest is recognized on an accrual basis and interest income is recognized on the debt of those issuers that is deemed collectible. Interest income and expense includes premiums and discounts amortized and accreted on debt investments based on criteria determined by the Company using the effective yield method, which assumes the reinvestment of all interest payments.

Dividends – Dividends paid to the common stock owner will be recorded as a reduction of paid in capital until the Company achieves positive accumulated earnings.

Newly Adopted Accounting Pronouncement Adopted: In November 2023, FASB issued Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. We adopted this standard effective October 1, 2024.

ASU 2023-09, "Income Taxes (Topic 740) Improvements to Income Tax Disclosures," enhances transparency in income tax disclosures by mandating standardized categories and increased disaggregation of information within rate reconciliation and income taxes paid by jurisdiction. This update is effective for annual periods commencing after December 15, 2024, and will be applied prospectively; early adoption is permitted. The Company is currently assessing the impact of this guidance.

(1) <u>**Nature of business and significant accounting policies**</u> **(continued)**

Income taxes – ORAC selected, with the consent of its stockholders, to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporate income taxes, the stockholders separately account for the Company's items of income, deductions, losses, and credits. In addition at the time of ORAC's election, the Company elected to be treated as a Qualified Subchapter S Subsidiary. Therefore, this statement does not include any provision for corporate income taxes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

The Company has identified its tax status as a corporation electing to be taxed as a pass through entity as a tax position; the Company has determined that such tax position does not result in an uncertainty requiring recognition.

ORAC files tax returns in the United States federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. ORAC's federal and state tax returns are generally open for examination for three years following the date filed.

Other comprehensive income – The Company has no items of other comprehensive income.

Subsequent events – The Company has evaluated subsequent events occurring through December 1, 2025, the date the financial statement was available to be issued, for events requiring recording or disclosure in the Company's financial statement.

Subsequent to year-end, the Company entered into two short-term subordinated debt agreements to maintain adequate net capital in accordance with the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). As these agreements were executed after the reporting period, they are considered nonrecognized subsequent events under ASC 855-10-20. Accordingly, no adjustment has been made to the financial statement as of year-end.

(2) <u>**Going Concern**</u>

The Company has evaluated the guidance in ASC 205-40 "Going Concern". The Company's financial statement has been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business at least a year from the date the financial statement is issued.

(2)   <u>Going Concern</u> **(continued)**

The Company has generated net losses since 2021 and reported a net loss and net cash flows used by operating activities for the year ended September 30, 2025, all of which are indicators of a potential going concern uncertainty. The Company is attempting to improve operations and generate sufficient revenue to attain profitability; however, the Company's short term operating results may not be sufficient to meet the Company's operating obligations through December 1, 2026. To address the Company's potential operating shortfall, the Company intends to accept additional capital contributions from its parent ORAC and the ownership of ORAC has committed to contributed additional capital as needed to meet the Companies obligations. During the year ended September 30, 2025, the ORAC contributed an additional $200,000 in exchange for an additional 2,000 shares. While the long-term ability of the Company to continue to operate as a going concern is dependent upon the Company's ability to further implement its business plan and general sufficient revenue to attain profitability, management's plan to accept additional contributions from ORAC has alleviated the substantial doubt about the Company's ability to continue as a going concern within one year from the date of issuance of this financial statement.

(3)   <u>Receivables from, payables to and deposits with clearing organization</u>

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The amount receivable from or payable to the clearing organization relates to the aforementioned securities transactions and consists of excess cash held at the clearing organization or cash withdrawn in excess of earnings. The Company maintains a deposit with its clearing broker to collateralize certain customer transactions. The following is a summary of the balances held by the clearing broker.

	September 30, 2025
Clearing organization	
Deposit	$ 50,000
Commissions receivable	744,984
Total	$ 794,984

(4)   <u>Securities inventory</u>

Securities owned that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in operations.

	September 30, 2025
Securities owned	
Municipal bonds	$ 163,980
Cost	$ 144,008

(5)   Fair value measurements

Fair value measurement definition and hierarchy

ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable puts and minimize the use of unobservable inputs.

(5)   Fair value measurements (continued)

Fair values of assets and liabilities measured on a recurring basis, at September 30, 2025 are as follows:

	Fair Value	Level 1	Level 2	Level 3
Municipal bonds	$ 163,980	-	$ 163,980	-
	$ 163,980	$ -	$ 163,980	$ -

A description of the valuation techniques applied to the Company's major categories of assets at fair value on a recurring basis follows:

> **Municipal Bonds** – Valued at the closing price reported in the market the individual or similar bond/security is traded. When quoted prices are not available for identical or similar bonds, it is valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar investments, but includes adjustments for certain risks that may not be observable, such as credit or liquidity risks.

(6)   Employee benefit plan

The Company has a 401(k) plan covering substantially all of its employees. The plan provides for participating employees to make elective deferral contributions to the plan. The Company provides a matching contribution of 50% of the first 6% of employee contributions each plan year.

(7)   Operating leases

The Company leases office space that requires aggregate fixed monthly lease payments of $35,000 over the lease term through March 31, 2027. In addition, the Company is required to pay variable common area charges and a pro-rata share of certain operating and real estate tax expenses.

The future minimum annual rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year are as follows:

Years ending September 30,

	Net Amount
2026	$ 415,164
2027	209,864
Total undiscounted minimum lease payments	625,028
Imputed Interest	(29,037)
Total operating lease liabilities	$ 595,991
Weighted average remaining lease term	1.5
Weighted average discount rate	6.04%

(7)   <u>**Operating leases**</u> **(continued)**

The weighted average discount rate represents the Company's incremental borrowing rate as of October 1, 2019, for leases existing on the date of adoption of the new lease standard, and January 1, 2024 for the subsequent lease entered after the date of adoption. The Company did not remeasure any leases subsequent to the adoption of ASC 842.

(8)   <u>**Commitments and contingencies**</u>

In the normal course of business, the Company may be involved in various legal proceedings and regulatory inspections and enforcements. Management is not aware of any claims or lawsuits that could materially affect the financial condition, results of operations, or liquidity of the Company.

(9)   <u>**Related party transactions**</u>

The Company has a shared services agreement with King Capital Corporation ("King"). King is an affiliate of the Company through common ownership with ORAC.

(10)   <u>**Net capital requirements**</u>

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At September 30, 2025, the Company's net capital of $599,188 was $499,188 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.4334 to 1.

(11)   <u>**Fully disclosed clearing agreements**</u>

During the year ended September 30, 2025, the Company cleared customer transactions through its fully disclosed agreements with RBC Capital Markets. A New York Stock Exchange member firm, and, therefore, the Company operates pursuant to exemptions contained in Rule 15c3-3 of the Securities and Exchange Act of 1934. As of September 30, 2025, the Company maintained clearing deposits in the aggregate of $50,000.

(12)   <u>**Financial instruments with off-balance-sheet risk**</u>

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and option transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintain related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

(12) <u>**Financial instruments with off-balance-sheet risk**</u>

The Company's customer securities activities are transacted on either a cash or margin basis through its clearing brokers. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company may carry securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statement.